Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900 Fax :+91 40 4900 2999 Email :mail@drreddys.com www.drreddys.com

February 21, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API manufacturing plant at Miryalaguda, by the US FDA, has been completed today. We have been issued a Form 483 with three observations, which we are addressing.

Kindly take the above information on record.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)